X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

December 1, 2008

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

<u>Re: XCL - EXEMPTION # 82-1655</u>

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated December 1, 2008).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dlw 12/16

X-Cal Resources Ltd.

TSX/XCL **December 1, 2008**

News Release

OPEN LETTER TO SHAREHOLDERS

A few thoughts as we approach the end of 2008:

Physical gold will never be turned out as fast as paper can be printed.

The precious metals resource at Sleeper is defined by a large number of drill holes and has near term economic potential.

Some of the best-known, economic geologist/prospectors in the business have assisted in the process of selecting and documenting our assets.

X-Cal's claim tags are in excellent locations within North Central Nevada, where the gold mining industry and related infrastructure is already in place.

X-Cal and related companies have invested approximately $50 million to acquire and consolidate the Sleeper Gold Property and to build a data base which documents gold and silver resource, drill targets and a precious metals system.

In addition to Sleeper, X-Cal has invested in the Cortez Area and Spring Valley Area. These properties are also very well located in prospective, active areas.

The components of the Sleeper investment to date are a combination of cash and shares issued to Amax Gold and Kinross, cash outlay by the Sleeper Joint Venture, and recent expenditures since X-CAL gained 100% of the project. Each step in the acquisition and documentation process has reinforced our view of this property, the foundation resource and the exceptional exploration upside of the district.

Major and mid-tier gold producers have announced their plans to grow by acquisition. A short list of companies who have real assets are the likely targets. The logical criteria are: resources in relation to market capitalization + location.

Questions I like to ask are: "Which juniors have more than a million ounces in North Central Nevada? What is the market capitalization in relation to resources?

The votes that we collectively hold are important. Our shares/votes control ownership of our gold resources and title to our properties.

The vote at X-Cal's Annual General Meeting demonstrated that a substantial number of shares are concentrated in the hands of loyal longtime shareholders. The affirmative vote was encouraging. The shareholders have a strong democratic voice in our future.

Each year title to X-Cal's claims must be renewed prior to September 1st, by payment of annual government holding fees. In 2008 we renewed and held the entire Nevada property portfolio. The determination to hold each property was based on data. Sleeper data is extensive and is summarized in various reports. Encouraging data also motivated us to hold the other properties. The next renewal fees are due by September 1, 2009.

The general collapse of junior mining shares and very unusual market conditions worldwide have contributed to an exceptionally low share price and market capitalization.

Several shareholders have written asking about adverse trading. Down-tick trades by just a few professionals can have an adverse affect on small market capitalizations, but there has to be real volume to affect control.

My personal reaction to our low share price is documented in my insider trading record and by participation in recent financings.

At Sleeper, the foundation resource consists of both in-situ and above-ground gold and silver. The in-situ resources at Sleeper in the Facilities and West Wood areas are based on more than 327,000 meters of drill data from 2,300 drill holes. The above-ground resources are described in the NI-43-101 technical report.

The high-grade history at Sleeper and current high-grade intercepts both at West Wood and within the Facilities Area are documented. Substantial lower grade resources with near term economic potential are a part of the project foundation.

The gold and silver resources and excerpts from the comprehensive, integrated database are described in NI-43-101 reports. The reports draw from a much larger database. The larger computerized data integrates property-wide information in multiple geologic disciplines for use with current software systems. The overall package is the result of 10 years of work by a team of recognized professionals.

Shareholders are encouraged to review the current summary reports at www.x-cal.com.

Overheads have been cut, while we wait for the market to turn for junior gold stocks.

Financing alternatives are an ongoing consideration.

Unusual times create unusual opportunities.

Shawn Kennedy
President
X-CAL RESOURCES LTD.

The contents of this release have been reviewed by Larry G. Martin CPG, who is a "Qualified Person" as defined by NI 43-101. Mr. Martin is X-Cal's Senior Geologist.

Quality control and data verification consistent with good industry practice, including use of accredited labs for assays, insertion of standards and check assays have been completed and are documented in detail in NI 43-101 Technical Reports.

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project. Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

(1) Cautionary Note to U.S. Investors concerning estimates of Measured, Indicated and Inferred Resources: This press release uses the terms "measured", "indicated" and "inferred" "resources." We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. **U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable.**

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Visit our web site: www.x-cal.com

E-Mail: *invrel@x-cal.com*

END